Exhibit 12

IDACORP, INC.
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)
						September 30,
	2000	2001	2002	2003	2004	2005

Earnings, as defined:
Income before income taxes	$210,701	$189,860	$10,525	$25,459	$48,213	$74,386
Adjust for distributed income of equity
investees	(3,116)	(1,620)	(2,544)	(20,536)	26,616	11,337
Equity in loss of equity method
investments	186	296	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	(1,468)	(612)	(211)	(435)	(48)	-
Fixed charges, as below	73,261	85,034	62,658	68,134	66,137	64,117
Total earnings, as defined	$279,564	$272,958	$70,428	$72,622	$140,918	$149,840

Fixed charges, as defined:
Interest charges	$63,339	$75,305	$60,031	$64,813	$61,269	$62,503
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	8,886	8,142	857	1,915	3,216	-
Rental interest factor	1,036	1,587	1,770	1,406	1,652	1,614
Total fixed charges, as defined	$73,261	$85,034	$62,658	$68,134	$66,137	$64,117

Ratio of earnings to fixed charges	3.82x	3.21x	1.12x	1.07x	2.13x	2.34x